UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File No. 000-22161

Corgi International Limited

Unit 711 - 717 , 7/F., Tower A, New Mandarin Plaza,

14 Science Museum Road, TST East, Kowloon,

Hong Kong, S.A.R., China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Index to Exhibits

Exhibit	Description

99.1	Press release, dated January 9, 2008: “Corgi International Limited Announces $39.3 million of Debt and Equity Financings"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corgi International Limited

Date: January 9, 2008	By: /s/ John A. Lawrence
Name: John A. Lawrence
Title: Chief Financial Officer, Chief Operating Officer and
General Manager, U.S. (Principal Financial Officer)